UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1. Press release dated March 17, 2023

Item 1

Millicom (Tigo) files standard form for notification of major holdings

Luxembourg, March 17, 2023 – Millicom International Cellular S.A. announced today the CSSF regulatory filing of the form:

•	Standard form for notification of major holdings (attachment)

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Sarah Inmon, Director Investor Relations investors@millicom.com Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2022, Millicom employed approximately 20,000 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit millicom.com. Connect with Millicom on Twitter, Instagram, Facebook, and LinkedIn.

Standard form for notification of major holdings

Form to be used for the purposes of notifying a change in major holdings pursuant to the amended law and Grand-ducal Regulation of 11 January 2008 on transparency requirements for issuers (referred to as “the Transparency Law” and “the Transparency Regulation”) (HOS-1 form)

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the CSSF)i

Filing reference	3158
Submitted at (Luxembourg time)	2023-03-17 18:13

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:

Millicom International Cellular S.A.

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligationiv:

Name: Xavier Niel

4. Full name of shareholder(s)v:

Atlas Luxco S.à r.l.

5. Date on which the threshold was crossed or reachedvi:

2023-03-15

6. Total positions of person(s) subject to the notification obligation:

	% of voting rights attached to shares (total of 7.A)	% of voting rights through financial instruments (total of 7.B.1 + 7.B.2)	Total of both in % (7.A + 7.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	20.00	0.00	20.00	172,096,305
Position of previous notification (if applicable)	19.42	0.00	19.42	-

7. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:

A: Voting rights attached to shares

Class/type of shares (ISIN code if possible)	Number of voting rights directix	Number of voting rights indirectix	% of voting rights directix	% of voting rights indirectix
Depositary Receipts (ISIN SE0001174970)	0	34,423,526	0.00	20.00
SUBTOTAL A (Direct & Indirect)	34,423,526		20.00

B.1: Financial Instruments according to Art. 12(1)(a) of the Transparency Law

Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A

B.2: Financial Instruments with similar economic effect according to Art. 12(1)(b) of the Transparency Law

Type of financial instrument	Expiration date[x]	Exercise/Conversion Periodxi	Physical or cash settlementxii	Number of voting rights	% of voting rights
N/A

8. Information in relation to the person subject to the notification obligation:

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

N°	Namexv	% of voting rights held by ultimate controlling person or entity or held directly by any subsidiary if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments held by ultimate controlling person or entity or held directly by any subsidiary if it equals or is higher than the notifiable threshold	Total of both	Directly controlled by (use number(s) from 1st column)
1	Xavier Niel	0.00	0.00	0.00
2	NJJ HOLDING	0.00	0.00	0.00	1
3	Atlas Investissement	0.00	0.00	0.00	2
4	Atlas Luxco S.à.r.l.	20.00	0.00	20.00	3

9. In case of proxy voting:

N/A

10. Additional informationxvi:

Atlas Luxco S.à r.l. (« Atlas »), and certain of its affiliates, filed on 24 February 2023 a Schedule 13D with the U.S. Securities and Exchange Commission, in connection with Atlas’s ownership of 20% of the outstanding Depositary Receipts of the issuer held at that time by Atlas, provided that the calculation of securities ownership under Luxembourg laws and regulations (including the Luxembourg Transparency Law) differs from the calculation method applicable under U.S. securities laws. Please note that such filing includes among others matters, disclosures about the purpose of the transaction (Item 4) and disclosure relating to certain financing matters (items 3 and 6). Such filing is available on the following link: https://www.sec.gov/Archives/edgar/data/912958/000110465923025321/0001104659-23-025321-index.htm

Date: 2023-03-17 18:13

Notes

i Please note that national forms may vary due to specific national legislation (Article 3(1a) of Directive 2004/109/EC) as for instance the applicable thresholds or information regarding capital holdings.

ii Full name of the legal entity and further specification of the issuer or underlying issuer, provided it is reliable and accurate (e.g. address, LEI, domestic number identity).

iii Other reason for the notification could be voluntary notifications, changes of attribution of the nature of the holding (e.g. expiring of financial instruments) or acting in concert.

iv This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in Article 9 (b) to (h) of the Transparency Law; or (c) the holder of financial instruments referred to in Article 12(1) of the Transparency Law.

As the disclosure of cases of acting in concert may vary due to the specific circumstances (e.g. same or different total positions of the parties, entering or exiting of acting in concert by a single party) the standard form does not provide for a specific method how to notify cases of acting in concert.

In relation to the transactions referred to in points (b) to (h) of Article 9 of the Transparency Law, the following list is provided as indication of the persons who should be mentioned:

•	in the circumstances foreseen in letter (b) of Article 9 of that Law, the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

•	in the circumstances foreseen in letter (c) of Article 9 of that Law, the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

•	in the circumstances foreseen in letter (d) of Article 9 of that Law, the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

•	in the circumstances foreseen in letter (e) of Article 9 of that Law, the controlling natural person or legal entity and, provided it has a notification duty at an individual level under Article 8, under letters (a) to (d) of Article 9 of that Law or under a combination of any of those situations, the controlled undertaking;

•	in the circumstances foreseen in letter (f) of Article 9 of that Law, the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

•	in the circumstances foreseen in letter (g) of Article 9 of that Law, the natural person or legal entity that controls the voting rights;

•	in the circumstances foreseen in letter (h) of Article 9 of that Law, the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion (e.g. management companies).

v Applicable in the cases provided for in Article 9 (b) to (h) of the Transparency Law. This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in Article 9 of that Law unless the percentage of voting rights held by the shareholder is lower than the 5% threshold for the disclosure of voting rights holdings (e.g. identification of funds managed by management companies).

vi The date on which threshold is crossed or reached should be the date on which the acquisition or disposal took place or the other reason triggered the notification obligation. For passive crossings, the date when the corporate event took effect.

vii The total number of voting rights shall be composed of all the shares, including depository receipts representing shares, to which voting rights are attached even if the exercise thereof is suspended.

viii If the holding has fallen below the 5% threshold, please note that it is not necessary to disclose the extent of the holding, only that the new holding is below that threshold.

ix In case of combined holdings of shares with voting rights attached "direct holding" and voting rights "indirect holding", please split the voting rights number and percentage into the direct and indirect columns – if there is no combined holdings, please leave the relevant box blank.

x Date of maturity/expiration of the financial instrument i.e. the date when right to acquire shares ends.

xi If the financial instrument has such a period – please specify this period – for example once every 3 months starting from [date].

xii In case of cash settled instruments the number and percentages of voting rights is to be presented on a delta-adjusted basis (Article 12(2) of the Transparency Law).

xiii If the person subject to the notification obligation is either controlled and/or does control another undertaking then the second option applies.

xiv The full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity also has to be presented in the cases in which only on subsidiary level a threshold is crossed or reached and the subsidiary undertaking discloses the notification as only then the market always gets the full picture of the group holdings. In case of multiple chains through which the voting rights and/or financial instruments are effectively held the chains have to be presented chain by chain leaving a row free between different chains (e.g.: A, B, C, free row, A, B, D, free row, A, E, F etc.). Numbers shall be attributed to all persons or entities within the group in column 1 in order to allow a clear indication of the control structure in column 6. The names of all undertakings of the control chain shall be provided in column 2, even if the number of the directly held voting rights and/or financial instruments is not equal or higher than the notifiable threshold. Columns 3 & 4 shall indicate the holdings of those persons or entities directly holding the voting rights and/or financial instruments if the holding is equal or higher than the notifiable threshold.

xv The names of controlled undertakings through which the voting rights and/or financial instruments are effectively held have to be presented irrespectively whether the controlled undertakings cross or reach the lowest applicable threshold themselves.

xvi Example: Correction of a previous notification.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: March 17, 2023